November 12, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	American Drive Acquisition Company (the “Company”)

Registration Statement on Form S-1; File No. 333-290625

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-1 (File No. 333-290625) filed by American Drive Acquisition Company on October 24, 2025:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Anthony Zangrillo of Greenberg Traurig, LLP at (212) 801-9213 or by email at Anthony.Zangrillo@gtlaw.com.

AMERICAN DRIVE ACQUISITION COMPANY

/s/ Anthony Eisenberg
Anthony Eisenberg
Chief Executive Officer

cc:	Anthony Zangrillo, Greenberg Traurig, LLP